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                       ATTACHMENT OF DISCLOSURES REQUIRED BY ITEMS
                              77K AND 77Q1 OF FORM N-SAR

     (Attachment also required pursuant to Sections 304(a)(1) and (2) of Regulation S-K)




     1. On July 21, 2003, McCurdy & Associates CPA's, Inc. ("McCurdy") was selected to replace KPMG, LLC ("KPMG") as the independent public accountants for the CCMI Funds (the "Trust"), which is comprised of the CCMI Equity Fund and the CCMI Bond Fund.

     2. The report of KPMG on the balance sheet dated as of May 31, 2003 relating to each series of the Trust did not contain an adverse opinion or disclaimer of opinion nor were any reports qualified or modified as to uncertainty, audit scope, or accounting principles.

     3. The selection of McCurdy as accountant was approved by the Audit Committee of the Board of Trustees and by the full Board on July 21, 2003. McCurdy has been engaged to audit each series of the Trust for the fiscal year ended May 31, 2004.

     4. In connection with the audit of the balance sheet dated May 31, 2003, and the interim period preceding the change, the Trust had no disagreements with KPMG on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG would have caused it to make reference to the subject matter of the disagreement in connection with its report.

     5. There are no reportable events under Item 304(a)(1)(v)(A) through (D) of Regulation S-K for any fiscal period preceding the selection of KPMG.

     6. Prior to the Trust's engagement of McCurdy, neither the Trust nor anyone acting on behalf of the Trust consulted McCurdy regarding any matter concerning the Trust or any of the series comprising the Trust.

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